                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                           Vesta Insurance Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    925391104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2005
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box |_|.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

----------
1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 2 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          2,401,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY              - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 2,401,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                           - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,401,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 3 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                         2,401,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                2,401,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,401,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 4 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          2,401,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY              - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 2,401,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                           - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,401,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 5 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MARK E. SCHWARZ
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          2,401,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 2,401,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,401,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 6 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JAMES C. EPSTEIN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 7 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MARK J. MORRISON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 8 of 24 Pages
-----------------------                                     --------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                STEVEN J. PULLY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                          - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY             - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 9 of 24 Pages
-----------------------                                     --------------------

            This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership ("NP"), Newcastle Capital Management, L.P., a Texas limited partnership ("NCM"), Newcastle Capital Group, L.L.C., a Texas limited liability company ("NCG"), Mark E. Schwarz, James C. Epstein, Mark J. Morrison and Steven
J. Pully relating to shares of Common Stock of Vesta Insurance Group, Inc., a
Delaware corporation (the "Issuer").

Item 1. Security and Issuer.
        -------------------

Securities acquired: Shares of Common Stock, $.01 par value (the "Common Stock")

Issuer: Vesta Insurance Group, Inc.
        3760 River Run Drive
        Birmingham, Alabama 35243

Item 2. Identity and Background.
        -----------------------

            (a) - (c) This Statement is jointly filed by NP, NCM, NCG, Mark E.
Schwarz, James C. Epstein, Mark J. Morrison and Steven J. Pully (collectively, the "Reporting Persons"). Because Mark E. Schwarz is the managing member of NCG, which is the general partner of NCM (with Mark Schwarz, NCG and NCM, hereinafter referred to as the "Controlling Persons"), which in turn is the general partner of NP, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the
Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common Stock held by NP. The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section
13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

            The principal business of NCG is acting as the general partner of
NCM. The principal business of NCM is acting as the general partner of NP. The principal business of NP is investing in securities. The principal occupation of
Mr. Schwarz is serving as the managing member of NCG. The principal occupation of Mr. Epstein is serving as Chief Risk Officer of Contran Corporation, a diversified holding company with controlling interests in public and private companies. The principal occupation of Mr. Morrison is serving as Chief
Operating Officer, Executive Vice President and Chief Financial Officer of
Hallmark Financial Services, Inc., a property and casualty insurance holding company. The principal occupation of Mr. Pully is serving as President of NCM.
The principal place of business of NP, NCM, NCG, Mark E. Schwarz and Steven J.
Pully is 300 Crescent Court, Suite 1110, Dallas, Texas 75201. The principal place of business of Mr. Epstein is 5400 LBJ Freeway, Suite 1060, Dallas, Texas
75240. The principal place of business of Mr. Morrison is 777 Main Street, Suite
100, Fort Worth, Texas 76102.

            (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 10 of 24 Pages
-----------------------                                     --------------------

            (f) NP, NCM and NCG are organized under the laws of the State of
Texas. Messrs. Schwarz, Epstein, Morrison and Pully are citizens of the United
States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

            As of May 6, 2005, NP had invested $7,682,825 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of NP.

Item 4. Purpose of Transaction.
        ----------------------

            On March 21, 2005, NP delivered a letter to the Issuer nominating
James C. Epstein, Mark J. Morrison and Steven J. Pully (collectively, the
"Nominees"), as set forth therein, for election to the Issuer's Board of
Directors at the Issuer's 2005 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof. A copy of this letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

            NP purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. NP's acquisition of the Common Stock should not be interpreted as an endorsement of the Issuer's operating performance, business plans, management practices or corporate governance policies.

            NP strongly objects to the Issuer's recently disclosed decision to exchange shares of its Common Stock, in two separate transactions, for $5.0 million principal amount of its 8.525% Deferrable Capital Securities. NP believes these transactions clearly have had a material, unnecessary and permanent negative impact on stockholder value, without providing any meaningful reduction in the Issuer's debt to capital ratio. NP believes that the Issuer's
Board of Directors did not act in the best interest of the Issuer and its stockholders when the Board of Directors decided to approve these exchanges.

            NP is also concerned with the erosion in the Issuer's stockholder value resulting from what NP believes are persistent missteps and shortfalls in operating performance. NP has seen no evidence that the Issuer has a business strategy in place to correct this problem. Additionally, NP is deeply troubled by the Issuer's inability to file with the SEC periodic reports containing financial statements since its Form 10-Q for the quarter ended June 30, 2004, due to its failure to correct the accounting treatment for a previously disclosed error in its June 30, 2004 and prior financial statements. NP believes that a resolution to this error, completion of the assessment of the effectiveness of its internal controls, and filing with the SEC its past due periodic reports should be the highest priorities of the Issuer's Board of
Directors. We note that during this distressing juncture in the Issuer's existence, in which we believe that the stockholders have been left in the dark, the Board of Directors has found the time to grant options and award bonuses to its officers for 2004, as recently disclosed in the Issuer's Form 8-K filed on
April 20, 2005.

            Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the
Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable. The Reporting Persons may, from time to time, evaluate various alternatives that they might consider in order to influence the performance of the Issuer and the activities of the Board of Directors. The Reporting Persons reserve the right to take any and all actions as they deem appropriate including, without limitation, challenging the incumbent directors by soliciting proxies for the election of the Nominees and submitting stockholder proposals at the next annual meeting of stockholders, offering to acquire the Issuer, making proposals to the Issuer concerning the capitalization and operations of the
Issuer, communicating with other stockholders, purchasing additional Common
Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock or changing their intention with respect to any and all matters referred to in Item
4.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 11 of 24 Pages
-----------------------                                     --------------------

            Other than as described above, the Reporting Persons have no present plans or proposals that would result in any of the following:

            1. the acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;

            2. any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            3. any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            4. any change in the present board of directors or managers of the
Issuer;

            5. any material change in the present capitalization or dividend policy of the Issuer;

            6. any other material change in the Issuer's business or corporate structure;

            7. any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            8. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            9. causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the
Act; or

            10. any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

            (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 36,079,564 shares outstanding, which is the total number of shares outstanding as reported in the Issuer's
Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the Securities and Exchange Commission on August 9, 2004.

            As of May 6, 2005, NP beneficially owned 2,401,300 shares of
Common Stock, representing approximately 6.7% of the issued and outstanding
Common Stock of the Issuer.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 12 of 24 Pages
-----------------------                                     --------------------

            NCM, as the general partner of NP, may also be deemed to
beneficially own the 2,401,300 shares of Common Stock beneficially owned by
NP.

            NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 2,401,300 shares of
Common Stock beneficially owned by NP.

            Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 2,401,300 shares of Common Stock beneficially owned by
NP.

            NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common Stock held by NP, except to the extent of their pecuniary interest therein.

            Messrs. Epstein, Morrison and Pully do not beneficially own any shares of Common Stock.

            (b) By virtue of his position with NP, NCM and NCG, Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this Statement.

            (c) Schedule A annexed hereto lists all transactions in the Common
Stock during the past sixty days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

            (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.
        ------------------------------------------------------------------------

            On March 21, 2005, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by NP, to the Issuer's Board of Directors at the Annual
Meeting (the "Solicitation"), and (c) NP agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of this agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. NP also agreed to indemnify and hold harmless each Nominee against any and all claims arising from the Solicitation and any related transactions.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 13 of 24 Pages
-----------------------                                     --------------------

Item 7. Material to be Filed as Exhibits.
        --------------------------------

            1.    Director Nomination Letter from Newcastle Partners, L.P. to
                  Vesta Insurance Group, Inc., dated March 21, 2005.

            2.    Joint Filing and Solicitation Agreement, dated March 21, 2005.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 14 of 24 Pages
-----------------------                                     --------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: May 6, 2005                  NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P.,
                                         its General Partner

                                     By: Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ James C. Epstein
                                     -------------------------------------------
                                     JAMES C. EPSTEIN

                                     /s/ Mark J. Morrison
                                     -------------------------------------------
                                     MARK J. MORRISON

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 15 of 24 Pages
-----------------------                                     --------------------

                                   SCHEDULE A

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

Shares of Common Stock           Price Per                 Date of
     Purchased                    Share($)                 Purchase
     ---------                    --------                 --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

          31,300                   3.4500                   3/08/05
          62,900                   3.4600                   3/09/05
          10,500                   3.4900                   3/10/05
          52,700                   3.5600                   3/11/05
          49,400                   3.5900                   3/14/05
           1,600                   3.5100                   3/16/05
          13,100                   3.5000                   3/17/05
           2,900                   3.5100                   3/18/05
          31,800                   3.4700                   3/21/05
          24,300                   3.4900                   3/22/05
          15,900                   3.5500                   3/28/05
          38,400                   3.5100                   3/29/05
          13,400                   3.5200                   3/30/05
          86,800                   3.5000                   3/31/05
          28,200                   3.5000                   4/01/05
          15,100                   3.5400                   4/04/05
           2,900                   3.5600                   4/07/05
          18,800                   3.5300                   4/08/05
          34,200                   3.4900                   4/11/05
          90,600                   3.5100                   4/12/05
          78,600                   3.4800                   4/13/05
          62,300                   3.5300                   4/14/05
          53,200                   3.4400                   4/15/05
         395,400                   3.4000                   4/18/05
         397,200                   3.3700                   4/19/05
          52,900                   3.3200                   4/20/05
         136,600                   3.3600                   4/21/05
          10,000                   2.7000                   4/26/05
          74,100                   2.6000                   4/27/05
         129,000                   2.4300                   4/28/05
          53,100                   2.5000                   4/29/05
          17,900                   2.3800                   5/02/05
          25,600                   2.2300                   5/03/05
          65,700                   2.2400                   5/04/05
          24,400                   2.1900                   5/05/05
         200,500                   2.2800                   5/06/05

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 16 of 24 Pages
-----------------------                                     --------------------

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         -------------------------------
                                      None

                                 MARK E. SCHWARZ
                                 ---------------
                                      None

                                JAMES C. EPSTEIN
                                ----------------
                                      None

                                MARK J. MORRISON
                                ----------------
                                      None

                                 STEVEN J. PULLY
                                 ---------------
                                      None

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 17 of 24 Pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX

EXHIBIT                                                                    PAGE
-------                                                                    ----

1.    Director Nomination Letter from Newcastle Partners, L.P. to Vesta    18-21
      Insurance Group, Inc., dated March 21, 2005.

2.    Joint Filing and Solicitation Agreement, dated March 21, 2005.       22-24

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 18 of 24 Pages
-----------------------                                     --------------------

                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201

                                                                  March 21, 2005

VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------
Vesta Insurance Group, Inc.
3760 River Run Drive
Birmingham, Alabama 35243
Attn: Corporate Secretary

      Re:   NOTICE OF INTENTION TO NOMINATE INDIVIDUALS FOR ELECTION AS
            DIRECTORS AT THE 2005 ANNUAL MEETING OF STOCKHOLDERS OF VESTA
            INSURANCE GROUP, INC.

Dear Sir:

      This letter shall serve to satisfy the advance notice requirements of
Article II, Section 2.7(A) of the Bylaws (the "Bylaws") of Vesta Insurance
Group, Inc. ("Vesta") as to the nomination by Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), of three (3) nominees for election to the
Board of Directors of Vesta (the "Vesta Board") at the 2005 annual meeting of stockholders of Vesta, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

      This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Newcastle is the beneficial owner of 256,200 shares of common stock, $.01 par value per share (the "Common Stock"), of Vesta, 1,000 shares of which are held of record by Newcastle. Newcastle's address, as believed to appear on Vesta's books, is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.
Through this Notice, Newcastle hereby nominates and notifies you of its intent to nominate James C. Epstein, Mark J. Morrison and Steven J. Pully as nominees
(the "Nominees") to be elected to the Vesta Board at the Annual Meeting.
Newcastle believes that the terms of three (3) Class III directors currently serving on the Vesta Board expire at the Annual Meeting. To the extent there are in excess of three (3) vacancies on the Vesta Board to be filled by election at the Annual Meeting or Vesta increases the size of the Vesta Board above its existing size, Newcastle reserves the right to nominate additional nominees to be elected to the Vesta Board at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of
Newcastle that any attempt to increase the size of the current Vesta Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of Vesta's corporate machinery. If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual
Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining
Nominee(s) and as to any replacement Nominee(s) selected by Newcastle.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 19 of 24 Pages
-----------------------                                     --------------------

      The information concerning the Nominees required by Article II, Section
2.7(A) of the Bylaws is set forth below:

      James C. Epstein (Age 46) has served as Chief Risk Officer of Contran
Corporation, a diversified holding company with controlling interests in public and private companies, since January 2005. He has served as Chairman of the
Board and Chief Executive Officer of EWI RE, Inc., an insurance and reinsurance brokerage and consulting firm and Contran Corporation affiliate, since November
2004, and as its President from 1995 to December 2000. He has served as Chairman of the Board of Tall Pines Insurance Company, a Vermont captive insurer and
Contran Corporation affiliate, since November 2004. Mr. Epstein has been a director of Hallmark Financial Services, Inc., a property and casualty insurance holding company, since May 2003. Certain relatives of Mr. Epstein are investors in Newcastle. The business address of Mr. Epstein is 5400 LBJ Freeway, Suite
1060, Dallas, Texas 75240. As of the date hereof, Mr. Epstein did not beneficially own any securities of Vesta. Mr. Epstein has not purchased or sold any securities of Vesta during the past two years.

      Mark J. Morrison (Age 45) has served as Executive Vice President and Chief
Financial Officer of Hallmark Financial Services, Inc., a property and casualty insurance holding company, since March 2004. From January 2001 to March 2004, he served as President of Associates Insurance Group, a subsidiary of St. Paul
Travelers, a national provider of property casualty insurance and asset management services. From 1996 to 2000, he served as Senior Vice President and
Chief Financial Officer of Associates Insurance Group, the insurance division of
Associates First Capital Corporation, an international provider of finance and insurance products. The business address of Mr. Morrison is 777 Main Street,
Suite 100, Fort Worth, Texas 76102. As of the date hereof, Mr. Morrison did not beneficially own any securities of Vesta. Mr. Morrison has not purchased or sold any securities of Vesta during the past two years.

      Steven J. Pully (Age 45) has served as the President of Newcastle Capital
Management, L.P., the general partner of Newcastle Partners, L.P., a private investment partnership, since January 2002 and has been with Newcastle Partners,
L.P. since December 2001. Mr. Pully has served as Chief Executive Officer and a director of New Century Equity Holdings Corp., a company formerly engaged in investing in high-growth companies, since June 2004. He has served as a director of Pizza Inn, Inc., a franchisor and operator of pizza restaurants, since
December 2002. From January 2003 to June 2004, he served as Chief Executive
Officer of privately-held Pinnacle Frames and Accents, Inc., a domestic picture frame manufacturer. Prior to joining Newcastle Capital Management, L.P., from
May 2000 to December 2001, he served as a managing director in the mergers and acquisitions department of Banc of America Securities, Inc. and from January
1997 to May 2000 he was a member of the investment banking department of Bear
Stearns where he became a senior managing director in 1999. Mr. Pully is a CPA, a CFA, and a member of the Texas Bar. The business address of Mr. Pully is c/o
Newcastle Capital Management, L.P., 300 Crescent Court, Suite 1110, Dallas,
Texas 75201. As of the date hereof, Mr. Pully did not beneficially own any securities of Vesta. Mr. Pully has not purchased or sold any securities of Vesta during the past two years.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 20 of 24 Pages
-----------------------                                     --------------------

      On March 21, 2005, Newcastle, Newcastle Capital Management, L.P.,
Newcastle Capital Group, L.L.C., Mark E. Schwarz and each of the Nominees
(collectively, the "Group") entered into a Joint Filing and Solicitation
Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Vesta to the extent required under applicable securities laws,
(b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Newcastle, to the Vesta
Board at the Annual Meeting (the "Solicitation"), and (c) Newcastle agreed to bear all expenses incurred in connection with the Group's activities, including approved expenses incurred by any of the parties in connection with the
Solicitation, subject to certain limitations.

      Pursuant to letter agreements dated March 21, 2005, Newcastle agreed to indemnify each of Messrs. Epstein, Morrison and Pully against any and all claims of any nature arising from the solicitation of proxies from Vesta's stockholders at the Annual Meeting and any related transactions.

      Other than as stated above, there are no arrangements or understandings between Newcastle and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consents by the Nominees to serve as directors of Vesta if elected as such at the Annual
Meeting, attached hereto and incorporated herein by reference.

      Except as set forth in this Notice (including the Exhibits hereto), (i)
during the past 10 years, no Nominee has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of Vesta; (iii) no Nominee owns any securities of Vesta which are owned of record but not beneficially; (iv) no
Nominee has purchased or sold any securities of Vesta during the past two years;
(v) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of
Vesta, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vi) no associate of any Nominee owns beneficially, directly or indirectly, any securities of Vesta; (vii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Vesta; (viii) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of Vesta's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which
Vesta or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (ix) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by Vesta or its affiliates, or with respect to any future transactions to which Vesta or any of its affiliates will or may be a party; and
(x) no person, including the Nominees, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 21 of 24 Pages
-----------------------                                     --------------------

      A representative of Newcastle intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this Notice for election to the Vesta Board.

      Each of the Nominees has consented to be named as a nominee in this
Notice, to be named as a nominee in any proxy statement filed by Newcastle in connection with the Solicitation and to serve as a director of Vesta, if so elected. Such consents are attached hereto as Exhibit A.

      Please address any correspondence to Newcastle Partners, L.P., Attention:
Mark E. Schwarz, telephone (214) 661-7474, facsimile (214) 661-7475 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq., telephone (212) 451-2333, facsimile (212) 451-2222). The giving of this
Notice is not an admission that any procedures for notice concerning the nomination of directors to the Vesta Board are legal, valid or binding, and
Newcastle reserves the right to challenge their validity.

                                         Very truly yours,

                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its General Partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 22 of 24 Pages
-----------------------                                     --------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Vesta Insurance Group, Inc., a Delaware corporation ("Vesta");

      WHEREAS, Newcastle Partners, L.P., a Texas limited partnership
("Newcastle"), Newcastle Capital Management, L.P., a Texas limited partnership,
Newcastle Capital Group, L.L.C., a Texas limited liability company, Mark E.
Schwarz, James C. Epstein, Mark J. Morrison and Steven J. Pully wish to form a group for the purpose of seeking representation on the Board of Directors of
Vesta;

      WHEREAS, Newcastle intends to nominate James C. Epstein, Mark J. Morrison and Steven J. Pully as nominees to be elected to the Board of Directors of Vesta at the 2005 annual meeting of stockholders of Vesta, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

      NOW, IT IS AGREED, this 21st day of March 2005 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934, as amended, each of the undersigned (collectively, the "Group")
agrees to the joint filing on behalf of each of them of statements on Schedule
13D with respect to the securities of Vesta to the extent required under applicable securities laws. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

      2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their purchases or sales of securities of Vesta or (ii)
any securities of Vesta over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

      3. Each of the undersigned agrees to solicit proxies or written consents for the election of James C. Epstein, Mark J. Morrison and Steven J. Pully, or
any other person(s) nominated by Newcastle, to the Board of Directors of Vesta at the Annual Meeting.

      4. Newcastle agrees to bear all expenses incurred in connection with the
Group's activities, including expenses incurred by any of the parties in a solicitation of proxies or written consents by the members of the Group in connection with the Annual Meeting. Notwithstanding the foregoing, Newcastle shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without Newcastle's prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Newcastle's prior written approval; or (iv) except as otherwise provided in indemnification agreements between Newcastle and the Nominees each dated March 21, 2005, the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without Newcastle's prior written approval.

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 23 of 24 Pages
-----------------------                                     --------------------

      5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.
Nothing herein shall restrict any party's right to purchase or sell securities of Vesta, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

      6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      7. In the event of any dispute arising out of the provisions of this
Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

      8. Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to
Steven Wolosky at Olshan, Fax No. (212) 451-2222.

      9. Each party acknowledges that Olshan shall act as counsel for both the
Group and Newcastle.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its General Partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                   Page 24 of 24 Pages
-----------------------                                     --------------------

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         MARK E. SCHWARZ

                                         /s/ James C. Epstein
                                         ---------------------------------------
                                         JAMES C. EPSTEIN

                                         /s/ Mark J. Morrison
                                         ---------------------------------------
                                         MARK J. MORRISON

                                         /s/ Steven J. Pully
                                         ---------------------------------------
                                         STEVEN J. PULLY